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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 8-A

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                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

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                               Balchem Corporation
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             (Exact name of registrant as specified in its charter)

                  Maryland                               13-2578432
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           (State of incorporation                    (I.R.S. Employer
              or organization)                       Identification No.)


                        52 Sunrise Park Road, PO Box 600
                           New Hampton, New York 10958
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               (Address of principal executive offices) (Zip Code)


        Securities to be registered pursuant to Section 12(b) of the Act:


            Title of each class             Name of each exchange on which each
            to be so registered                 class is to be registered
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Common Stock, par value $0.06 2/3 per share       NASDAQ Stock Market, LLC

If this Form 8-A relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. |X|

If this Form 8-A relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. |_|

Securities  Act  registration  statement file number to which this form relates:
Not applicable

Securities to be registered pursuant to Section 12(g) of the Act: None.

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      This  registration  statement  relates to the shares of common stock,  par value $0.06 2/3 per share (the "Common Stock"), of Balchem Corporation (the "Company"). This registration statement is filed with the Securities and Exchange Commission (the "SEC") in connection with the Company's application to list the Common Stock on the NASDAQ Stock Market, LLC.

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant's Securities to be Registered.

                          DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock summarizes the material terms and provisions of these securities. For the complete terms of our capital stock, please refer to our Restated Articles of Incorporation, as amended (the "Charter"), and Bylaws. The terms of the Company's capital stock may also be affected by the Maryland General Corporation Law.


GENERAL

Our Charter provides that we may issue up to 25,000,000 shares of Common Stock, par value $.06 2/3 per share, and up to 2,000,000 shares of Preferred Stock, par value $25.00 per share. As of December 20, 2006, approximately 11,769,438 shares of Common Stock were issued and outstanding and no shares of the Preferred Stock were issued and outstanding. On December 8, 2006, our Board of Directors approved and declared a 3-for-2 stock split, to be effected in the form of a stock dividend on its issued and outstanding Common Stock, as of 5:00 PM, New York City time, on December 29, 2006.

COMMON STOCK

Holders of our Common Stock have no preference, conversion, exchange, redemption or appraisal rights and have no preemptive rights to subscribe for any of our securities. Holders of our Common Stock are entitled to receive dividends when authorized by our Board of Directors out of assets legally available for the payment of dividends. They are also entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up, after payment of or adequate provision for all of our known debts and liabilities.

Each outstanding share of Common Stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. The holders of our common stock possess the exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of Common Stock can elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors.


PREFERRED STOCK

Our Charter authorizes our Board of Directors, without stockholder approval, from time to time, to issue shares of our Preferred Stock, in one or more series. Prior to issuance of shares of Preferred Stock, the board must set the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for the Preferred Stock. Thus, the board could authorize the issuance of shares of Preferred Stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our Common Stock or otherwise be in their best interest. No shares of our Preferred Stock are presently outstanding and we have no present plans to issue any Preferred Stock. We believe that the power to issue additional shares of stock provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. These actions can be taken without stockholder approval, unless stockholder approval is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. If any shares of Preferred Stock are issued with voting powers, the voting power of the outstanding Common Stock would be diluted.


TRANSFER AGENT AND REGISTRAR

Our transfer agent for the Common Stock is Registrar and Transfer Company, 10 Commerce Way, Cranford, NJ 07016.

CERTAIN PROVISIONS OF MARYLAND LAW AND OF OUR CHARTER AND BYLAWS

BOARD OF DIRECTORS

The Charter establishes the number of our directors. Our by-laws provide that any vacancy will be filled, at any regular meeting or at any special meeting called for that purpose, by a majority of the remaining directors. Our board is consists of three (3) classes or directors, each of two directors each and each with staggered three year terms. Our Bylaws provide that a director may be removed with or without cause by the affirmative vote of a majority of the votes entitled to be cast in the election of directors.

BUSINESS COMBINATIONS

Under Maryland law, "business combinations" between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include certain mergers, asset transfers or issuances or reclassifications of equity securities. An interested stockholder is defined as:

- any person who beneficially owns ten percent or more of the voting power of the corporation's shares; or

- an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the stockholder otherwise would have become an interested stockholder.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

- 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

- two-thirds of the votes entitled to be cast by the holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation's common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute provides for various exemptions from its provisions, including business combinations that are exempted by the board of directors prior to the time that the interested stockholder becomes an interested stockholder. The business combination statute could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our Common Stock or otherwise be in their best interest.

CONTROL SHARE ACQUISITIONS

We are subject to Maryland's control share acquisition statute which provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights, except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock, which, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power

- one-tenth or more but less than one-third;

- one-third or more but less than a majority; or

- a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or, if a meeting of stockholders is held, at which the voting rights of the shares are considered and not approved, as of the date of such meeting. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

The control share acquisition statute does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation.

AMENDMENT TO THE CHARTER

Our charter may be amended only by the affirmative vote of the holders of not less than two thirds majority of all of the votes entitled to be cast on the matter.

DISSOLUTION  OF THE COMPANY

The  dissolution  of the
Company must be approved by the affirmative vote of the holders of not less than a two thirds majority of all of the votes entitled to be cast on the matter.

LIMITATION OF LIABILITY AND  INDEMNIFICATION

Maryland law permits us to include
in our Charter a provision limiting the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty established by a final judgment as material to the cause of action. Our Charter contains a provision which eliminates directors' and officers' liability to the maximum extent permitted by Maryland law. Maryland law requires us (unless our Charter provides otherwise, which our Charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he is made a party by reason of his service in that capacity. Maryland law permits us to indemnify our present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding unless it is established that:

- the act or omission was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

- the director or officer actually received an improper personal benefit in money, property or services; or

- in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under Maryland law, we may not indemnify for an adverse judgment in a suit by or in our right or for a judgment on the basis that personal benefit was improperly received, unless, in either case, a court orders indemnification and then only for expenses.

In addition, Maryland law permits us to advance reasonable expenses to a director or officer upon our receipt of (1) a written affirmation by the director or officer of the director's good faith belief that the director has met the standard of conduct necessary for indemnification and (2) a written undertaking by the director or on the director's behalf to repay the amount paid or reimbursed by us if it is ultimately determined that the standard of conduct was not met.

Our Charter also authorizes us and our Bylaws obligate us, to indemnify and hold harmless each of our directors and officers against any and all expenses actually and necessarily incurred in connection with the defense of any action, suit or proceeding to which such director or officer is made a party by reason of being, or having been, our director or officer, except in relation to matters where the director or officer is grossly negligent or engaged in misconduct in the performance of the duties of the director or officer. This indemnification shall include reimbursement of amounts paid in settlement and expenses actually and necessarily incurred by such director or officer in connection therewith, provided that we are advised such settlement is for our best interests and the director or officer to be indemnified is not guilty of gross negligence or misconduct in respect of any matter covered by such settlement.

ANTI-TAKEOVER EFFECT OF PARTICULAR PROVISIONS OF MARYLAND LAW AND OF THE CHARTER AND BYLAWS

Neither our Bylaws nor our Charter prohibit us from availing ourselves to the anti-takeover provisions of Maryland General Business Law that may discourage or delay the acquisition of control of us by means of a tender offer, open market purchases, a proxy contest or otherwise. The relevant provisions of the anti-takeover provisions of Maryland General Business Law are intended to discourage certain types of transactions that may involve an actual or threatened change of control of a corporation and to encourage any person who might seek to acquire control of a corporation to negotiate with the Board of Directors. Our management believes that generally the interests of the stockholders would be served best if any change in control results from negotiations with our Board of the proposed terms, such as the price to be paid, the form of consideration and the anticipated tax effects of the transaction. However, to the extent that these provisions do discourage takeover attempts, such may have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of Common Stock or otherwise be in their best interest.

AMENDMENT TO THE BYLAWS

The Board of Directors is also authorized to adopt, amend, or repeal Bylaws, but shall not alter or repeal any section made by the stockholders, nor shall the Board of Directors repeal or alter the section of the Bylaws authorizing amendment.

Item 2. Exhibits.
Not applicable.

                                    SIGNATURE

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



                                    Balchem Corporation
                                    (Registrant)

Dated: December 21, 2006        By: /s/ Dino A. Rossi
                                    --------------------------------------------
                                    Name: Dino A. Rossi
                                    Title: President and Chief Executive Officer